

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2025

Jonathan Alexander Assia
Chief Executive Officer
eToro Group Ltd.
30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261

>   **Re: eToro Group Ltd.**
>   **Amendment No. 4 to Draft Registration Statement on Form F-1**
>   **Submitted March 3, 2025**
>   **CIK No. 0001493318**

Dear Jonathan Alexander Assia:

   We have reviewed your amended draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Market, Industry and Other Data
Testimonials, page 3

1.   Please ensure that the testimonials provided throughout the prospectus are not so extensive that they obscure other prospectus disclosure. In addition, please confirm that you have received consents to the inclusion of the quotes in the prospectus from the relevant individuals. Please also disclose whether any of these individuals were compensated for their testimonials.

Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies, page F-9

2.   Please revise your next amendment to provide additional information regarding your $65 million short-term investment, including the nature of the investment, terms, and your accounting policy.

U. Financial Instruments
(4) Hedge accounting, page F-23

3.   Please revise your policy to clarify how you account for the fair value hedges related to your employee investment plan as disclosed in the last paragraph of the footnote.

Note 17 - Taxes on Income
D. Pillar Two, page F-45

4.   Please tell us, and revise your disclosure accordingly, why you do not expect to be within the scope of Pillar Two at December 31, 2024 when you also disclose that multinational enterprises with global revenues of at least €750 million in at least two of the previous four years are in the scope of Pillar Two. In this regard, it appears that you have revenues in excess of €750 million in each of the last three years.

F. Taxes on Income Included in Profit or Loss, page F-46

5.   We note that $12,995,000 of your $53,238,000 income tax provision in 2024 is related to prior years. Please tell us why this provision, representing 24.4% of your total provision and 5.3 percentage points of your total 21.7% effective tax rate, is properly recorded in 2024. In your response specifically tell us why this provision was not recorded in 2023 or an earlier period. Reference for us the authoritative literature you relied upon to support your accounting.

        Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets

cc: David J. Goldschmidt